September 19, 2018

Amanda Abrams
Corporate Development
Fintech Acquisition Corp. III
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

       Re: Fintech Acquisition Corp. III
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted August 24, 2018
           CIK No. 0001729756

Dear Ms. Abrams:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted August 24, 2018

Cover Page

1. Please revise your prospectus cover page to disclose that you have two classes of common stock, Class A and Class B common stock. Briefly disclose the material differences between the two classes.
 Amanda Abrams
Fintech Acquisition Corp. III
September 19, 2018
Page 2
The Offering, page 5

2. Please revise to clarify that the number of shares of common stock outstanding before and after the offering consists of Class A and Class B common shares. Disclose the number of each class outstanding.
        You may contact Claire Delabar, Staff Accountant, at 202-551-3349, or Terry French,
Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-
3415, or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                            Sincerely,
FirstName LastNameAmanda Abrams
                                                            Division of
Corporation Finance
Comapany NameFintech Acquisition Corp. III
                                                            Office of
Telecommunications
September 19, 2018 Page 2
cc:       Mark Rosenstein
FirstName LastName